Exhibit 99.1

Lilly Selects ICON to Manage its Clinical Data Management Business Outside the US

DUBLIN, Ireland--(BUSINESS WIRE)--November 18, 2008--

Lilly Selects ICON to Manage its Clinical Data Management Business Outside the US

Strategic Agreement Spans More Than 36 Countries

Dublin, Ireland, November 18th, 2008 – ICON plc (NASDAQ: ICLR; ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that it has signed an agreement with Eli Lilly and Company (NYSE: LLY) to manage the company’s clinical data management business outside the United States. The agreement, which spans more than three dozen countries, excluding the United States and Japan, will help to transform Lilly’s research and development organisation as they seek to drive productivity, gain speed to market and lower drug development costs.

“Today’s announcement is a significant milestone in the relationship between ICON and Lilly,” commented Peter Gray, CEO at ICON. “We have been working together in an innovative partnership approach to the outsourcing relationship, and the decision to move this important business function to ICON is based on our proven ability to meet project deadlines whilst driving process efficiencies. We look forward to building on this initiative and to helping Lilly realise its vision of a networked business model.”

"Lilly is eager to leverage ICON’s substantial, scalable clinical data management capabilities around the globe. Through this agreement, we take another significant step in our ongoing agenda to increase flexibility, reduce fixed cost, and focus internal resources on core capabilities,” said Jeff Kasher, Lilly’s Vice President and Chief Operating Officer of Global Clinical Development.

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON teams have successfully conducted over 5,500 development projects and consultancy engagements across all major therapeutic areas. ICON currently has over 6,600 employees, operating from 71 locations in 38 countries.

Further information is available at www.iconplc.com.

About Lilly

Lilly, a leading innovation-driven corporation, is developing a growing portfolio of first-in-class and best-in-class pharmaceutical products by applying the latest research from its own worldwide laboratories and from collaborations with eminent scientific organizations. Headquartered in Indianapolis, Ind., Lilly provides answers – through medicines and information – for some of the world's most urgent medical needs.

CONTACT:
Icon PLC
Ciaran Murray
CFO
+353-1-2912000
IR@iconplc.com